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                          June 22, 2022

       Robert Grinberg
       Chief Executive Officer
       Life Clips, Inc.
       2875 Northeast 191 Street
       Suite 500 - #218
       Aventura, FL 33180

                                                        Re: Life Clips, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed June 14, 2022
                                                            File No. 333-265584

       Dear Mr. Grinberg:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jordan
Nimitz at 202-551-5831 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Jonathan Leinwand, Esq.